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ANNUAL AUDITED REPORT
Mail Processing
Section

FORM X-17A-5

PART III

FEB 25 2011

SEC FILE NUMBER
8 - 66176

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2010   AND ENDING   12/31/2010

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCM Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Grand Avenue, 28th Floor

                                       (No. and Street)

Los Angeles   CA   90071

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Edwards   (213) 830-6229

                                                       (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.

                         (Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     [X] Certified Public Accountant

     [ ] Public Accountant

     [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___John B. Edwards___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___OCM Investments, LLC___ , as of ___December 31___ ,20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
FINOP
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OCM INVESTMENTS, LLC

CONTENTS

Independent Auditors' Report   1

Financial Statement

  Statement of Financial Condition   2

  Notes to Financial Statement   3-4

Certified	Rothstein, Kass & Company, P.C.	Beverly Hills
Public	4 Becker Farm Road	Dallas
Accountants	Roseland, NJ 07068	Denver
	tel 973.994.6666	Grand Cayman
	fax 973.994.0337	Irvine
	www.rkco.com	New York
		Roseland
		San Francisco
		Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of OCM Investments, LLC

We have audited the accompanying statement of financial condition of OCM Investments, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OCM Investments, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 12, 2011

OCM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$	98,793
Receivable from related party		1,760
Prepaid expenses		105,159
Deposits		1,043
	$	206,755

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses	$	31,600
Members' equity		175,155
	$	206,755

OCM INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

OCM Investments, LLC (the "Company") is a securities broker-dealer that solely facilitates the private placement of interests in limited partnerships managed by an affiliated investment adviser, Oaktree Capital Management, L.P. ("Oaktree"). The Company, a majority-owned subsidiary of Oaktree, is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 12, 2011. Subsequent events have been evaluated through this date.

Revenue Recognition

Revenues from servicing fees are recognized on the accrual basis as earned.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OCM INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Related party transactions

In accordance with the Company's limited liability agreement, Oaktree pays the Company a fee for services provided equivalent to 110 percent of costs incurred by the Company in its operations. For the year ended December 31, 2010, fees received by the Company totaled $185,250. Oaktree is the managing member of the Company.

In addition, pursuant to the Company's limited liability agreement, Oaktree pays all shared overhead expenses of the Company, such as compensation, benefits, rent and other expenses incurred in maintaining the Company's place of business. The Company has no obligation to repay Oaktree for such costs.

The Company has a receivable of $1,760 from Oaktree at December 31, 2010.

3. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $67,193, which was $62,193 in excess of its minimum net capital requirement of $5,000.

4. Concentration of credit risk

The Company maintains its cash balances at a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

OCM INVESTMENTS, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010